SEC FILE NUMBER 001-40605

CUSIP NUMBER 586001109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 29, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SOHO HOUSE & CO INC.

Full Name of Registrant

Former Name if Applicable

180 Strand

Address of Principal Executive Office (Street and Number)

London, United Kingdom WC2R 1EA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Soho House & Co Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the 13-week and 39-week periods ended Sept 29, 2024 (the “Third Quarter 10-Q”) by the prescribed filing due date.

The Company’s strategic initiatives of growing and enhancing membership and operational excellence to grow profitability continue to transform the Company’s performance, driving revenue growth, improving margins, and increasing member satisfaction.

To support the Company’s long-term success, management is replacing legacy systems with a new state-of-the-art finance ERP that is expected to unlock significant value. In preparation for the systems upgrade, the Company has undertaken a number of initiatives including working with external consultants to review and strengthen its internal controls and processes including routine reconciliations. Note the Company has also been bolstering its Finance team, including hiring its first Chief Accounting Officer in November 2023.

These activities have identified certain errors in the Company’s previously filed financial statements. Based on the work done to date, management’s current view is that these errors are not material to the reliability of the previously issued financial statements and the Company currently intends to correct these errors prospectively in its Third Quarter 10-Q.

The Company expects to file its Third Quarter 10-Q in the next few weeks, but not before the fifth calendar date following the required filing date as prescribed in Rule 12b-25. The Company will issue a subsequent announcement with the specific timing of the Third Quarter 10-Q filing, earnings release and investor conference call. Looking ahead, the Company continues to plan for an Investor Day outlining its confidence in its significant growth levers shortly after its earnings and 10-Q.

The Company estimates the following results for 13-week period ended September 29, 2024 (“fiscal quarter”), which illustrates significant continued growth in its business:

Total Revenues

•	The Company estimates Total Revenues between $330 million and $335 million.

Membership Revenue

•	The Company estimates Membership Revenue between $107 million and $109 million.

Net income

•

The Company estimates net income between $0 million and $10 million. Inclusive is an additional estimated $3 million to $5 million of reorganization and severance costs which management expects to yield considerable cost savings in 2025 and beyond. The Company is still finalizing reviews of impairment which may impact this estimate of net income.

Adjusted EBITDA

•

The Company estimates Adjusted EBITDA between $45 million and $50 million. “Adjusted EBITDA” is a non-GAAP financial measure. For an explanation of how the Company uses Adjusted EBITDA and how it reconciles this non-GAAP financial measure to net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” and “—Results of Operations” in the Company’s most recent 10-Q.

Soho House Membership

•	The Company estimates total Soho House members at quarter ended September 29, 2024 of 208,078.

Cash and cash equivalents (including Restricted cash)

•	The Company estimates cash and cash equivalents (including Restricted cash) as of September 29, 2024 of approximately $145 million.

Share repurchases

•	The Company repurchased approximately 2.3 million shares for approximately $13 million in the fiscal quarter ended September 29, 2024.

These figures are preliminary, unaudited and subject to change pending the filing of the Third Quarter Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Thomas Allen, Chief Financial Officer	+44 (0) 207	851 2300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOHO HOUSE & CO INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2024	By:	/s/ Thomas Allen
Thomas Allen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).